Exhibit 99(a)(1)(J)

27001 Agoura Road, Suite 325 Calabasas Hills, California 91301 (818) 871-5000

NOTICE OF ACCEPTANCE AND
AGREEMENT TO GRANT REPLACEMENT OPTIONS

PURSUANT TO THE STOCK OPTION EXCHANGE PROGRAM
AND THE OFFER TO EXCHANGE DATED NOVEMBER 14, 2003

[TO BE SENT TO ALL ELIGIBLE PARTICIPANTS IN THE STOCK OPTION EXCHANGE PROGRAM SHORTLY FOLLOWING DECEMBER 15, 2003, UNLESS THE ELECTION DEADLINE IS EXTENDED]
[DATE]

[Name of Optionholder]
[Address]
[City, State Zip]

Dear [Name of Optionholder]:

        This letter confirms that on [December 15, 2003], THQ Inc. cancelled the options that you elected to exchange under the THQ Inc. Stock Option Exchange Program that were listed on the Confirmation of Participation or Confirmation of Change In Election that was previously delivered to you, pursuant to the terms of THQ Inc.'s Offer to Exchange dated November 14, 2003.

        Under the terms of the Offer to Exchange, dated November 14, 2003, you will receive replacement options to purchase a lesser number of shares of THQ Inc.'s common stock in accordance with the following exchange ratio based on your Eligible Options that were cancelled:

EXERCISE PRICE PER SHARE	EXCHANGE RATIO (SURRENDERED TO NEW)
$27.00 to $33.00	1.5-for-1
$33.01 and above	1.75-for-1

        The replacement options will be granted under the same Option Plan (either the 1997 Stock Option Plan or the Nonexecutive Employee Stock Option Plan) as the related Eligible Options that were cancelled and will be subject to the terms and conditions of such Option Plan. One-hundred percent of the replacement options will vest six months after the date of grant, subject to your continued employment with us and the terms of the Option Plan governing such replacement options. Replacement options will have a term equal to the remaining term of the related cancelled options on the date the options were cancelled.

        We expect to grant the replacement options sometime in June 2004. The replacement options will have an exercise price per share equal to the closing price of a share of THQ Inc.'s common stock on the Nasdaq Stock Market on the grant date of such replacement options.

        This agreement to grant replacement options to you does not constitute a guarantee or right of employment with us for any period. If you voluntarily terminate your employment with us, or if we terminate your employment for any reason, before the grant of the replacement options, you will lose all rights to receive any replacement options and your surrendered options will not be returned to you.

        This agreement is subject to the terms and conditions of the document entitled "Offer to Exchange" dated November 14, 2003, and the Election Form previously completed and submitted by you, both of which are incorporated herein by reference.

        If you have any questions, please contact Brenda Butters, 27001 Agoura Road, Suite 325, Calabasas Hills, California 91301,(818) 871-8700 (telephone), (818) 871-7512 (telecopier) or bbutters@thq.com (email).

Sincerely,
THQ Inc.